

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

via facsimile and U.S. mail
Ms. Monique van Oord
Linux Gold Corp.
#240 11780 Hammersmith Way
Richmond, British Columbia
Canada V7A 5E3

April 13, 2007

Re: **Linux Gold Corp.**
        Form 20-F for the fiscal year ended February 28, 2006
        Response Letters Dated March 2, 2007 and March 28, 2007
        File No. 0-30084

Dear Ms. van Oord:

        We have completed our review of Linux Gold Corp's 2006 Form 20-F and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief